Offering Memorandum: Offering Document (Exhibit A to Form C)

Bella Rio Consulting, Inc.

400 Riverside Rd

Belvidere, IL 61008

www.rocknvodkas.com

Up to $2,953,235.88 in Preferred Series B Shares, Target Amount: $10,002.24, including the Investor Processing Fee

COMPANY, ("Bella Rio", the "Company," "we," "us", "Issuer" or "our"), is offering up to $2,953,236 worth of Series B Non-Voting Preferred Stock of the Company (the "Securities" or "Shares") at a price of $4.00 per Share. Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The minimum target offering is $10,002.24 (the "Target Amount") (collectively, the "Offering"), including the Investor Processing Fee equal to 3.5% of the investment amount (See description below). The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by June 27, 2025 (the "Target Date").

Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after June 27, 2025. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Bella Rio Consulting, Inc.

Address: 400 Riverside Rd, Belvidere, IL 61008 State of Incorporation: IL

Date Incorporated: June 29, 2015

Terms:

Equity in the form of Preferred Shares

Target Amount: $10,002.24 or 2,416 shares of Preferred Series B Shares, including the Investor Processing Fee

Offering Maximum: $2,953,236* or 713,342 shares of Preferred Series B Shares, including the Investor Processing Fee

Security Offered: Preferred Series B Shares

Purchase Price of Security Offered: $4.00

Minimum Investment Amount (per investor): $331.20

*Rounded to the nearest whole dollar. Maximum Number of shares offered subject to adjustment for bonus shares. See Bonus info below.

The Offering is being made through DealMaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to Target Date or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

The Intermediary charges an advance setup fee of $12,500, a cash commission of eight and one half percent (8.5%), and a monthly $2,000 fee for account management.

Investor Processing Fee

Investors will be required to pay an Investor Processing Fee of three and one half percent (3.5%) to the Company at the time of the subscription to help offset transaction costs, which will impact the total of any transaction. The Investor Processing Fee is considered part of the gross proceeds raised in this Offering, which could be up to $99,867,88, and will be aggregated to calculate the Target Amount and Maximum Offering Amount. The Broker will receive a cash commission on this fee.

Investment Incentives and Bonuses◊

Time-Based◇ Perks:

24 Hours Early Bird

Invest within the first 24 hours and receive an additional 15% bonus shares

48 Hours Early Bird

Invest within the first 48 hours and receive an additional 10% bonus shares

One Week Early Bird

Invest within the first week and receive an additional 8% bonus shares

Two Week Early Bird

Invest within the first two weeks and receive an additional 5% bonus shares

◇ Time-based Perks begin on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") at the end of the described period (03:59 am Coordinated Universal Time ("UTC") the following day). Since these periods described overlap, they will all begin on the Launch Date and end 24 hours, 48 hours, seven days, and 14 days after the Launch Date, depending on the category: 24 Hours Early Bird, 48 Hours Early Bird, One Week Early Bird, and Two Week Early Bird, respectively.

Loyalty Bonus

Investors and individuals who have previously invested in the company will receive 10% bonus shares when investing through the current offering.

Volume-Based Perks:

$325+ | Tier 1

Invest $325+ and receive a ROCK'N Vodka t-shirt

$525+ | Tier 2

Invest $525+ and receive a Rick Nielsen signed tin tacker; + previous Tier items

$1,000+ | Tier 3

Invest $1,000+ and receive a Rick Nielsen signed bottle of ROCK'N Vodka; + previous Tier items

$2,500+ | Tier 4

Invest $2,500+ and receive a mini-replica Checkerboard, ROCK'N Vodka H-Guitar; + previous Tier items

$5,000+ | Tier 5

Invest $5,000+ and receive 5% bonus shares; + previous Tier items

$10,000+ | Tier 6

Invest $10,000+ and receive 8% bonus shares; + a signed custom record album display; + previous Tier items

$25,000+ | Tier 7

Invest $25,000+ and receive 10% bonus shares; + a signed Epiphone Coronet, a lookalike of a stage-played Rick Nielsen guitar; + previous Tier items

$50,000+ | Tier 8

Invest $50,000+ and receive 15% bonus shares; + a custom thank you video with Rick Nielsen and ROCK'N ownership; + an invite to a private dinner with Rick Nielsen of Cheap Trick and the ROCK'N Vodka team; + previous Tier items

*Travel is not included in the private dinner invitation.

Mid-Campaign Time-Based Perks:
The first 100 "unique" investors (unique being defined as the same individual or entity, whether previously invested into the company or not) who completes their investment between November 29th at 12:01 AM PT (07:01 am Coordinated Universal Time ("UTC") and December 2nd at 11:59 PM PT (06:59 am Coordinated Universal Time ("UTC" on the next day) will earn an additional 30% bonus shares. The next 400 "unique" investors, the investors after the first 100 investors, who complete their investment within the same time frame will earn 20% bonus shares. Any investor who completes their investment within the same time frame, who invests after the first 500 investors, will earn 10% bonus shares.

The first 100 "unique" investors (unique being defined as the same individual or entity, whether previously invested into the company or not) who complete their investment between December 11th at 12:01 AM PT (07:01 am Coordinated Universal Time ("UTC") and December 11nd at 11:59 PM PT (06:59 am Coordinated Universal Time ("UTC" on the next day) will earn an additional 30% bonus shares. The next 400 "unique" investors, the investors after the first 100 investors, who complete their investment within the same time frame will earn 20% bonus shares. Any investor who completes their investment within the same time frame, who invests after the first 500 investors, will earn 10% bonus shares.

The first 100 "unique" investors (unique being defined as the same individual or entity, whether previously invested into the company or not) who complete their investment between December 25th at 12:01 AM PT (07:01 am Coordinated Universal Time ("UTC") and January 1st at 11:59 PM PT (06:59 am Coordinated Universal Time ("UTC" on the next day) will earn an additional 30% bonus shares. The next 400 "unique" investors, the investors after the first 100 investors, who complete their investment within the same time frame will earn 20% bonus shares. Any investor who completes their investment within the same time frame, who invests after the first 500 investors, will earn 10% bonus shares.

*The Mid-Campaign Time-Based Perks will apply retroactively to investors who have already made an investment commitment but have not been accepted/closed on at the time of the filing/perk.

Mid-Campaign Time Based Perks:

Any investor that invests between February 7th at 12:01 AM PT (07:01 AM Coordinated Universal Time ("UTC")) and April 1st at 11:59 PM PT (06:59 AM Coordinated Universal Time ("UTC" on the next day) will earn 10% bonus shares.

Any investor that invests more than $10,000 between February 7th at 12:01 AM PT (07:01 AM Coordinated Universal Time ("UTC") and April 1st at 11:59 PM PT (06:59 AM Coordinated Universal Time ("UTC" on the next day)) will be able to participate in the naming and designing of the "Angel's Share" label.

Mid-Campaign Volume Based Perks:

Any investor that invests between February 7th at 12:01 AM PT (07:01 AM Coordinated Universal Time ("UTC")) and June 27th at 11:59 PM PT (06:59 AM Coordinated Universal Time ("UTC" on the next day) will earn the following:

$5,000+

Invest $5,000+ and get 1 of 200 limited-edition bottles of the "Angel's Share" bourbon.

$10,000+

Invest $10,000+ and get 1 of 200 limited-edition bottles of the "Angel's Share" bourbon; + an invitation to a VIP event to tour Kennay Farms Distillery with Rick Nielsen of Cheap Trick and the ROCK'N Vodka team; + participate in a live auction for the empty barrel chosen for the bourbon, which will be painted by Shannon MacDonald (The World's Greatest Beatles Artist), and which can be participated in either in-person or via some form of a live online auction.

$50,000+

Invest $50,000+ and get 5 of the 200 limited-edition bottles of the "Angel's Share bourbon; + an invitation to a VIP event to tour Kennay Farms Distillery with Rick Nielsen of Cheap Trick and the ROCK'N Vodka team; + participate in a live auction for the empty barrel chosen for the bourbon, which will be painted by Shannon MacDonald (The World's Greatest Beatles Artist), and which can be participated in either in-person or via some form of a live online auction; + an invitation to participate in the barrel pick for the bourbon.

*The "Angel's Share" bourbon is a specialty picked bourbon barrel, the name, design, and label of which will be created at a later date. Each bourbon bottle will be numbered out of 200. Each bottle will also be signed by Rick Nielsen of Cheap Trick.

*The dates for the the barrel pick and the VIP event will be determined at a later date and may be subject to change. Tentatively, the barrel pick event will be scheduled in April 2025 and the VIP event will be scheduled on September 12, 2025.

*100% of the net proceeds from the auction of the bourbon barrel will be given to at least one 501(c)(3) organization.

*The order in which an investor receives a numbered bottle will be determined by first their investment amount and then by their investment date. All $50,000+ investors will receive the lowest numbered bottles before anyone that invests under $50,000, and the order of any $50,000+ investors receiving a numbered bottle will be by the earliest investment date, where the lowest numbers will be given to the investors by the earliest date that they invest. All $10,000+ investors will receive the lowest numbered bottles before anyone that invests under $10,000, but after anyone that invests $50,000+, and the order of any $10,000+ investors receiving a numbered bottle will be by the earliest investment date, where the lowest numbers will be given to the investors by the earliest date that they invest. All$5,000 + investors will receive the lowest numbered bottles after anyone that invests $50,000+ and $10,000+, and the order of any $5,000+ investors receiving a numbered bottle will be by the earliest investment date, where the lowest numbers will be given to the investors by the earliest date that they invest.

*These Mid-Campaign Volume Based Perks will last only as supplies last, meaning that there is a maximum capacity to distribute these perks based on the 200 total bottles available. Only 200 bottles can be guaranteed to be given to investors, and any investor that invests after the 200 bottles have been claimed are not guaranteed to get any of these Mid-Campaign bonus perks.

*Travel and accommodations are not included.

*The Mid-Campaign Time-Based Perks and Mid-Campaign Volume Based Perks will apply retroactively to investors who have already made an investment commitment but have not been accepted/closed on at the time of the filing/perk. Any already closed investor prior to the February 7th, 2025 date will not retroactively earn these Volume Based Perks.

Volume-based perks do not stack with time-based perks in this round. If someone invests and is eligible for both a time-based and volume-based perk, they will receive the greater of the two bonuses. The repeat investor perk does stack with both time-based and volume-based perks. The webinar perk does not stack with any of the other perks offered. This makes 50% the highest available bonus % for an investor, which could be earned if an existing investor in the round invests $100,000 or more as their second investment.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses. If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

◊ Bonus shares will be calculated and provided after each investment closes.
  All other perks occur when the offering is completed.

The Company and its Business

Company Overview

BELLA RIO CONSULTING, INC. D.B.A. ROCK'N Vodka owns ROCK'N Vodka, which is both the brand name and the main product. The product is a sugarcane vodka that is distilled and imported to Rush Creek Distilling in Harvard, Illinois. The vodka is then filtered, proofed, bottled, packaged, stored, and shipped at Rush Creek.

Business Model

ROCK'N Vodka partners with distributors and sells the product to retailers in various markets including multiple states in the United States of America and provinces in Canada. The Company works with various distributors or on its own to sell the product to retailers, bars, and restaurants in each market. Every independent and chain retailer, bar, and restaurant within those markets is the brand's target base. The Company partners with other brands for special promotions, advertising, and product placement.

The Company also markets the product so that it can be sold to end consumers once in retailers, bars, and restaurants. The end consumers targeted are any legally-aged alcohol drinkers and people who are interested in the brand.

The Company also sells the product of ROCK'N Vodka directly to consumers on its websites and social media platforms in partnership with companies that hold a license to ship to individual states. The states available to ship to are dependent on the licenses that partners carry. Merchandise including shirts, tin tackers, and other items are also sold through the website and social media stores.

Corporate Structure

BELLA RIO CONSULTING, INC. D.B.A. ROCK'N Vodka (or the "Company") is an Illinois domestic corporation that was incorporated on June 29, 2015, originally as an S Corporation before converting to a C-Corporation.

Competitors and Industry

The Industry

The vodka industry is currently estimated at $468B as of 2021 and is projected to grow at a rate of 30.13% and is predicted to reach $609B in revenue by 2025. (1).

ROCK'N Vodka is in the alcoholic beverage industry, specifically within the vodka industry. The product, ROCK'N Vodka, is sold to distributor partners who then sell the product to retailers, restaurants, bars, and other accounts. The company also sells the product to shipping partners that sell directly to consumers. The brand, ROCK'N Vodka, continues marketing the product in every market that it is available. ROCK'N Vodka is also celebrity co-owned by American musician and singer-songwriter, Rick Nielsen, who is best known as the lead guitarist, main songwriter, and leader of the Rock n' Roll Hall of Fame band Cheap Trick.

Competitors include other vodkas brands. These include Reigncane, Tito's, Absolut, Ketel One, Smirnoff, Grey Goose, etc. Tito's and Grey Goose are the dominant industry competitors within the vodka portfolio but may be considered indirect competitors of ROCK'N as they are distilled from corn, wheat, or potato rather than sugarcane. Reigncane and other vodkas distilled from sugarcane are the most direct competitors of ROCK'N.

Competitors

ROCK'N Vodka has several major competitors in the vodka market. Some of the top competitors in our industry include Tito's, Smirnoff, New Amsterdam, and Svedka. Tito's is the industry leader and the Company's primary competition in the vodka industry with 10.35 million 9-liter cases sold in 2020. Smirnoff also has a significant market share and sold 9.03 million 9-liter cases in the United States in 2020. (2), (3).

Despite the present competitive landscape, the Company stands out in the vodka industry because it is made from sugarcane only, whereas Tito's, Grey Goose, New Amsterdam, and Svedka are made from either corn or wheat, as most vodkas are.

ROCK'N Vodka is not directly comparable to these competitors as they are several years older than ROCK'N Vodka and are distilled from different ingredients.

Tito's, Grey Goose, and other vodka brands are not similar in size or development as they were established several years prior to ROCK'N and thus have several more years of sales and marketing under the brand. Reigncane is the most similar to ROCK'N as it is also newer to the sugarcane vodka market.

Sources:

[1] https://www.statista.com/forecasts/1139092/global-spirits-market-value

[2] https://www.statista.com/statistics/462751/titos-handmade-vodka-us-sales- volume/

[3] https://www.statista.com/statistics/462650/smirnoff-vodka-us-sales-volume/

Current Stage and Roadmap

Current Stage

Distribution, retail placement, and sales for ROCK'N Vodka are in Arizona, California, Connecticut, Florida, Georgia, Illinois, Iowa, Michigan, Nevada, Oklahoma, Texas, Utah, Washington, Wisconsin, and Canada as of April 2024.

ROCK'N Vodka is available for purchase and shipping online on the company's websites, social media platforms, and other websites in partnership with shipping companies with licenses to ship alcohol to select states in the United States.

ROCK'N Vodka is available in a 750mL bottle. Advertisements for the product and the brand are shown to consumers throughout the United States. The company's current ground sales team consists of three full-time sales representatives covering all active, distributed markets and brand ambassadors that assist in sales in various markets.

ROCK'N Vodka has the ability to produce and sell 5OmL versions of the product.

Various merchandise for ROCK'N Vodka is available and sold directly to consumers on the company's websites and social media platforms.

Roadmap

Plans exist for reintroducing 1mL bottles to the portfolio, which may be specific to extremely large purchase orders or specific markets.

This bottle size will be reintroduced when the demand for it is deemed to be worth the investment. There are no plans to create new or alternate liquor products. New merchandise is regularly introduced to the market after development is finished.

Infrastructure is in development by growing the current sales force in all current markets. There are plans to hire full-time, part-time or shared sales representatives in the markets that don't currently have one. Brand ambassadors, which are part-time, commissioned-based, 1099 representatives are regularly orientated, trained, and hired in all active markets. More accounts carrying ROCK'N Vodka lead to greater brand awareness and sales revenue for the brand. A sales team providing support to accounts will lead to more sales and more positive brand recognition.

Inquiries have been received from both consumers and retailers in states such as Pennsylvania, Ohio, Indiana, and others. These states will be opened for retail distribution when a distributor is partnered with and when product placements are estimated to be profitable. Large marketing plans through social media advertisements and sales developments through a sales force are planned for every current and future market.

The company is currently renovating a small warehouse to support the storage of its current and planned inventory. The warehouse is anticipated to be completed by the end of quarter 2 or early quarter 3 of 2024. Further plans to create or rent an additional warehouse to store more inventory, create a studio for film and photography productions, and act as an office space for collaborative use.

Bella Rio Consulting, Inc. plans on becoming a publicly traded company through a Direct Listing on a platform such as the OTC, if it raises enough money through a Regulation CF Crowdfunding campaign. Part of the proceeds raised will be used to take the company public, allowing any additional shares to be sold and allowing investors to trade their existing shares.

The Team

Officers and Directors

Name: Andrew Roiniotis

Andrew Roiniotis's current primary role is with the Issuer. Positions and offices currently held with the issuer:

- **Position:** Vice President, Director **Dates of Service:** June, 2015 - Present

Responsibilities: Make day-to-day decisions for the company and interact with

partners on behalf of the company. Andy works 50+ hours per week. Andy currently receives a salary of $175,000 and oversees 5 employees of the company.

Other business experience in the past three years:

- Employer: Downtown Rockford Restaurant Title: Owner

Dates of Service: June, 2012 - January, 2021 Responsibilities: Oversee business operations.

Other business experience in the past three years:

- Employer: West Lane Restaurant Title: Owner

Dates of Service: October, 2013 - January, 2021 Responsibilities: Oversee business operations.

Other business experience in the past three years:

- Employer: Northtown Restaurant LLC Title: Owner

Dates of Service: September, 2017 - January, 2021 Responsibilities: Oversee business operations.

Other business experience in the past three years:

- Employer: TR Restaurant Group Inc Title: Director

Dates of Service: October, 2012 - April 2023

Responsibilities: Run day-to-day operations of the restaurant.

Name: Isabelle Roiniotis

Isabelle Roiniotis's current primary role is with Holy Family Catholic Church. Isabelle Roiniotis currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: President and Director Dates of Service: June, 2015 - Present

Responsibilities: Assist in any responsibilities needed. Isabelle does not currently receive a salary or any wages. Isabelle plans on working 30+ hours per week once the position becomes full-time, with an annual salary of $75,000.

Isabelle currently works 10 hours per week for the role.

Other business experience in the past three years:
- Employer: Holy Family Catholic Church Title: Assistant Director of Evangelization Dates of Service: January, 2022 - Present

Responsibilities: Integrate the private school families with the church by planning events throughout the year. Isabelle currently works up to 25 hours per week for this role.

Name: Dionisios Trakas

Dionisios Trakas does not currently have a primary role. Dionisios Trakas currently services 40+ hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Secretary and Director

Dates of Service: December, 2019 - Present

Responsibilities: Assist in any responsibilities needed. He plans on working 40+ hours per week and currently receives an annual salary of $42,000.

Other business experience in the past three years:
- Employer: Downtown Rockford Restaurant LLC

Title: Owner

Dates of Service: June, 2012 - January, 2021 Responsibilities: Oversee business operations.

Other business experience in the past three years:
- Employer: West Lane Restaurant Title: Owner

Dates of Service: October, 2013 - January, 2021 Responsibilities: Oversee business operations.

Other business experience in the past three years:
- Employer: Northtown Restaurant Title: Owner

Dates of Service: September, 2017 - January, 2021 Responsibilities: Oversee business operations.

Other business experience in the past three years:
- Employer: TR Restaurant Group Inc Title: Owner

Dates of Service: July, 2005 - April 2023

Responsibilities: Run day-to-day business operations. Denny works 40+ hours per week for this role.

Name: Karen Nielsen

Karen Nielsen does not have a primary job. Karen Nielsen currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
- Position: Officer

Dates of Service: March, 2022 - Present

Responsibilities: Make decisions on behalf of the Karen R. Nielsen Trust and acts as a proxy for Rick Nielsen.

Name: Jandell Kurt Manguerra

Jandell Kurt Manguerra's current primary role is with the Issuer. Positions and offices currently held with the issuer:
- Position: Executive Administrator Dates of Service: July, 2021 - Present

Responsibilities: Handles and assists in all aspects of the company. Assists in managing 4 employees of the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Series B shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you're buying is limited

Any Preferred Series B purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it may not succeed

The Company is offering Preferred Series B in the amount of up to $2,953,235.88 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company may need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it may have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We May not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below our expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The Preferred Series B shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease or reduce operations and you will get nothing. Even if we sell all the preferred stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that DealMaker instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new or current products will fail to gain market acceptance for any number of reasons. If the new or current products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers relative to established companies in the same industry, and gross revenue earned only in the low hundred thousands or less in any completed fiscal year since its conception. If you are investing in this company, it's because you think that ROCK'N Vodka is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, the Company has turned a profit on its individual products, but there is no assurance that the Company will ever be able to turn a net profit at the end of any future fiscal year.

We Have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such a point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties may fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a business that uses the internet, we may be vulnerable to hackers who may access the data of our investors and the issuer companies and individuals that utilize our platforms. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the technologies the Company uses could harm our reputation and materially negatively impact our financial condition and business.

Governing Law

Bella Rio Consulting, Inc. dba ROCK'N Vodka operates in a complex industry, which is subject to various governing bodies, including state, federal, and international laws.

Bella Rio Consulting, Inc. must operate within these governing bodies' rules and regulations. Any changes to the rules and regulations may affect the operations of the business

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Roiniotis	3,000,000	Common Stock	25.0%
Isabelle Roiniotis	3,000,000	Common Stock	25.0%
Dionisios Trakas	6,000,000	Common Stock	50.0%

The Company's Securities

The Company has authorized Common Stock, Preferred Series A, and Preferred Series B. As part of the Regulation Crowdfunding raise, the Company will be offering up to 713,342 of Preferred Series B Shares.

Common Stock

The amount of security authorized is 12,000,000 with a total of 12,000,000 outstanding.

Voting Rights

Voting rights: Common Bella Rio shareholders will have full and exclusive voting rights under the Illinois Business Corporations Act of 1983, as amended from time to time, the Bella Rio By-Laws, as amended from time to time, and Illinois law. The Common shares will have no par value.

Material Rights

The transfer and sale of all Common shares remain subject to, restricted by and limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof.

Preferred Series A

The amount of security authorized is 6,000,000 with a total of 6,000,000 outstanding.

Voting Rights

There are no voting rights associated with Preferred Series A.

Material Rights

Preferred Series A Bella Rio shareholders shall have no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner. The Preferred Series A shares will have no par value.

The transfer and sale of all Preferred Series A shares are not subject to, restricted by or limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof.

Preferred Series A shares cannot be sold, transferred, gifted or assigned for a period of twelve months from the date of issuance unless otherwise authorized by unanimous vote of the Bella Rio Board of Directors. The foregoing language is not intended to alter or change the heirship or beneficiary terms of the Karen R. Nielsen Trust dated February 14, 2012.

All heirs, successors and assigns of Preferred Series A shareholders are subject to the terms and conditions set forth above.

Preferred Series B

The amount of security authorized is 2,000,000 with a total of 373,636 outstanding.

Voting Rights

There are no voting rights associated with Preferred Series B Shares.

Material Rights

Preferred Series B Bella Rio shareholders shall have no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner. The Preferred Series B shares will have no par value.

The transfer and sale of all Preferred Series B shares are not subject to, restricted by or limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof.

What it means to be a minority holder

As a minority holder of Preferred Series B of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Name: Preferred Series B Shares

Type of security sold: Equity

Final amount sold: $1,048,768.34 Number of Securities Sold: 364,654 Use of proceeds: Brand growth.

Date: December 09, 2022

Offering exemption relied upon: Regulation CF

Name: Preferred Series B Type of security sold: Equity Final amount sold: $17,964.00

Number of Securities Sold: 8,982 Use of proceeds: Brand growth.

Date: December 09, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Series B

Type of security sold: Equity

Final amount sold: $14,676.00

Number of Securities Sold: 3,669

Use of proceeds: Brand growth.

Date: December 31, 2023

Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Series B

Type of security sold: Equity

Final amount sold: $991,971.72

Number of Securities Sold: 267,215

Use of proceeds: Brand growth.

Date: April 29, 2024

Offering exemption relied upon: Regulation CF

Name: Preferred Series B

Type of security sold: Equity

Final amount sold: $12,684.00

Number of Securities Sold: 3,171

Use of proceeds: Brand growth.

Date: April 30, 2024

Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022.

Revenue for fiscal year 2023 was $245,188.88. Revenue for fiscal year 2022 was $333,207.91.

The decrease in revenue in 2023 was the result of the company focusing on building the brand's customer base within established markets. Although the revenue was smaller, the amount of new accounts and the reorder rate of sales increased from the prior year. A greater account list, with existing accounts ordering product more often, has resulted in a steadier stream of ongoing sales.

Cost of goods sold in 2023 was $166,509.92. Cost of goods sold in 2022 was $283,968.54. Both years' costs of goods sold are associated with distillery expenses. Quantities of liquid spirit, bottles, packaging, neckers and other inventory items purchased and stored increased, thus causing the per unit cost of an item to decrease.

Gross Profit was $78,064.65 in 2023. Gross profit was $49,239.37 in 2022. Profit increased due to a steady influx of sales from new and established markets, as well as the decreased cost of goods sold.

Operating expenses consisted mostly of wages for officers and employees, along with major expenses in advertising and promotions, insurance expenses, merchandise, payroll tax expenses, travel, and professional fees for legal and accounting. Operating expenses grew because more employees were hired, various outside services were utilized to assist in company growth, merchandise was purchased to increase brand recognition and consumer loyalty, insurances were acquired to protect the company and its assets, and marketing on social media and other platforms were heavily increased.

Historical results and cash flows:

Advertising, promotions, and professional fees were among the most cash-flow-intensive expenses in the previous two fiscal years outside of wages for officers and employees. Insurance and travel expenses have drastically increased in the most recent fiscal year. All of these expenses will remain major expenses for the company as they allow aggressive brand awareness, merchandise to be sent, promotions to happen across all markets, and the officers and employees to focus on developing the brand daily.

In 2022 and 2023, the capital was gained through the sale of company equity. It will continue to be funded through the sales of various products and services, but will also be funded through capital gains by selling more equity.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 2024, the Company has $126,144.24 cash on hand in its accounts. There are cash receivables in excess of $297,000.00 due to the Company. The Company's operations are based on its revenue, cash on hand, and receivables. It does not operate in excess of the total capital resources available, so the Company would be able to operate for several years if there was no more income, and may be able to run perpetually should normal operations and income continue.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to growing our company operations. The additional funds from the crowdfunding campaign would be critical to increasing the budget for marketing, employees, merchandise, supplies, incentives, tastings, and more at a faster rate than previously anticipated and entering new markets ahead of schedule. The ability to purchase supplies and other items in greater bulk would reduce the costs of goods, which would lead to greater savings and profits.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign, in a maximum raise of $4 million, will lead to over 90% of the total available capital. There is more than $300,000 of capital currently available through cash on hand, so the funds from this campaign are not necessary to the viability of the company. The funds gained from the capital raise will continue to be an integral aspect of the growth of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company can continue to operate as normal for at least three years, considering the available capital in excess of $300,000 through cash on hand, as well as the cash receivables, experienced growth rate, and average sales. The anticipated expenses would be the cost of goods sold, payroll for officers and employees, advertising and promotions, dues & subscriptions, supplies and office supplies, outside services, professional fees, payroll tax expenses, royalties, merchandise, interest expenses, meals, travel, and other potential expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum funding goal of $4 million is achieved, the company will operate at increased levels of operations with the sales and growth rate estimated to substantially increase. The operations can last for several years as the company may become self-sustainable. The anticipated expenses would be the cost of goods sold, payroll for officers and employees, advertising and promotions, dues & subscriptions, supplies and office supplies, outside services, professional fees, payroll tax expenses, royalties, merchandise, interest expenses, meals, travel, and other potential expenses. Anticipated expenses would increase as business operations increase. These expenses increase so that growth may increase.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The excess of $300,000 available cash-on-hand in company accounts are available to the company. The Company has contemplated additional capital raises once this campaign has closed.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

There were no related party transactions within the past fiscal year.

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

ROCK'N Vodka is currently valued at $20,000,000.00 as an internationally sold vodka beverage that continues to develop its distinctive partnerships and marketing. The Company determined its pre-money valuation based on an analysis of multiple factors including but not limited to: sales, labor, workforce, partnerships, intellectual property, and other assets. These factors are summarized below and highlighted by the Company's management and technology, brand recognition, current tangible and intangible assets, and market trends.

1) Skilled Management & Technology Advantages

The founders of ROCK'N Vodka have decades of combined entrepreneurial experience in branding, marketing, and in the hospitality industry, including selling spirits. They have successfully opened, operated, and sold multiple businesses for a profit, and were known as "trendsetters" in the service industry as many new spirit brands often came to them for key product placements. This gave ROCK'N Vodka's founders the knowledge and understanding of the marketing needed to support a spirit brand. Rick Nielsen, co-owner, is a Rock & Roll Hall of Fame celebrity with access to several networking opportunities and millions of fans across the world.

Andy grew up working every role in the hospitality industry through his family restaurants in Waukegan, Illinois. Andy credits his father, Gus, for his strong work ethic as he was taught every responsibility in the business, and now he instills those same lessons into ROCK'N VOdka. He credits his mother, Youla, for his thinking out-of-the-box mentality and not being afraid to take chances. This led Andy to Hollywood, where he created Four Play, a reality show. Swimming with the sharks in Hollywood, Andy learned and credits his business strategies and negotiation skills that are still used today. In 2005, he moved to Rockford, Illinois to start a new restaurant with his partner Denny Trakas. Not settling for the success of one business, Andy and his partners turned one location into a group by launching three more restaurants and other businesses. In 2015, Andy and his wife Isabelle started Bella Rio Consulting, which oversaw branding/consulting and community relations for their enterprises. In over thirteen years, they grew the companies to over 200 employees throughout seven businesses. Andy and his partners wanted to ensure that they always gave back to the community. They have since raised upwards of $500,000 for various charities in the last decade and have invested over $5,000,000 in Illinois by identifying opportunities and activating a blended network to drive success thus resulting in a stronger local economy. Andy became a community leader and sought to share his knowledge with others everywhere, including local municipalities and nonprofit organizations. In 2019, a dream was turned into a reality as Bella Rio became the parent company of ROCK'N Vodka, the now multi-award-winning, sugarcane spirit. Andy's hard work and philanthropy allowed him the opportunity to invest in one of the most iconic brands in the world, Hard Rock Casino. There, Andy kept crossing paths with Rick Nielsen of Cheap Trick and later introduced him to ROCK'N Vodka, where Rick became a partner. "If you're the smartest person in the room, then you're in the wrong room." Andy believes that a person should constantly be educating themselves on the newest information and technologies.

Rick Nielsen's status was achieved through the over 5,000 concerts performed and 20 million albums sold worldwide with Cheap Trick. These networks and fans have proven to be an incredible source of support for the brand. Rick Nielsen's celebrity friend, Grammy award-winning Sammy Hagar, helped launch the brand in California and through e-commerce around the United States by providing a connection to a distributor and e-commerce company. Rick's fans have supported ROCK'N Vodka by sharing the brand through social media and purchasing the product when learning about the connection. Rick is able to reach fans internationally to promote ROCK'N Vodka through his verified social media pages, on radio shows, and media interviews. Other celebrities, both friends and fans of Rick, have helped promote the brand because of his connection to it; examples include Rachael Ray and John Cusimano featuring the product three times on the multi-Emmy-award-winning Rachael Ray Show, Eddie Trunk showcasing ROCK'N Vodka across his social platforms, and celebrity chef Michael Symon showcasing the product on his verified social media. Hard Rock Casinos have purchased the product in large quantities, totaling to thousands of bottles purchased, and have promoted the vodka with menu features and various special events, including Rick Nielsen signings and more. Pallets of ROCK'N Vodka have also been sold to individual retail stores to have Rick Nielsen participate in a ROCK'N bottle signing event at the store. During these bottle signings, hundreds of bottles were sold with hundreds of fans having attended, causing the team to cut off the line due to time restraints.

The connections made from Rick Nielsen's status and network has resulted in the brand gaining significant awareness and partnerships, and his history with Cheap Trick captivates audiences to naturally gravitate towards ROCK'N Vodka. One connection often leads to various promotions and relationships for the brand. Rick introducing ROCK'N Vodka to Michael Politz resulted in the brand being featured on the cover of Food & Beverage Magazine with a dominating article, which has over 14,000,000 monthly readers; this cover feature then led to the brand being promoted on Food & Beverage Magazine's Buyer's Guide. The owner of Food & Beverage Magazine is Michael Politz, a leading expert in the Food and Beverage industry, and he became a partner of ROCK'N Vodka after the brand was put on the magazine's cover. Michael Politz has helped ROCK'N secure authorization in every Spec's warehouse, the number one liquor chain in Texas, and has made connections to stores for further product placement.

Daxx and Miles Nielsen regularly introduce the company to new customers that support the brand, professional seniors that can help expand distribution and sales, and other influencers willing to endorse the brand.

The founders, Rick Nielsen, hired services, and employees have input countless hours into developing the brand. This development has led to ROCK'N Vodka's distribution, sales, and fan base growth. The experience and education of team members allow for any type of marketing, legal work, content creation, sales, consumer and partner relationship development, and more to be accomplished in-house. This accelerates the progress of tasks and projects to completion and saves on dollars spent on outside services. The company has also spent capital and time on education to improve the team's ability to maximize marketing on social media. This education has resulted in improved reach, impressions, CPMs, CTRs, ROAS, and other statistical measurements for the company in marketing with lower costs. A database of various audiences have been captured and saved by the company, allowing these audiences to be targeted and placed in the brand's marketing funnel, and allowing these audiences to be cloned with lookalike audiences to find the best, new potential consumer of ROCK'N Vodka's products, merchandise, and content. The company also has access to Rick Nielsen's verified social media accounts to post and promote the brand organically and to track and utilize the data traffic of these accounts in creating custom and lookalike audiences in marketing.

Bella Rio Consulting, originating as a business consulting firm, has several years of experience of working with third-party individuals and entities. This has allowed Bella Rio, doing business as ROCK'N Vodka, to work with clients for consultation, data management, and advertising/promotions. Bella Rio's current clients include bands, comedians, a construction company, other spirit brands, and more. The company has created and implemented data tracking systems through pixels, created new content, created and managed ads for brand awareness, increasing followers, driving traffic, and selling e-commerce. As the creator, manager, and host of the pixels, Bella Rio has full access to the data being tracked, and has the ability to use the data for its own ad management for brand awareness, increasing followers, driving traffic, and selling e-commerce. The company is also actively continuing its own research and development with the data gathered from ad analytics and audiences captured. The research and development of the ads has resulted in several insights being learned of how to better improve the efficiency and cost-effectiveness of advertisements and promotions; these insights are regularly implemented into new campaigns for both ROCK'N Vodka and clients. Working with these clients has given Bella Rio the history and references to bring in new clients as well.

The development of the company's official website, Wikipedia, social media platforms, and the brand itself have improved the search engine optimization for the brand. This makes ROCK'N Vodka more easily discoverable when not directly searching for the brand, thus generating more impressions for the brand when a consumer searches for vodkas in general or even when searching for competitors; the SEO development helps convert a competitor's consumers to a ROCK'N Vodka consumer. The company's social following has grown by tens of thousands of followers, which has allowed the company to monetize its social media content; this means that revenue can be earned from posting organic content on platforms such as Facebook and Instagram. This large following on social media helps validate the integrity and popularity of the brand, but also provides the company with a database of consumers interested in its content and product. This database can be used in marketing to show advertisements only to consumers already interested in purchasing a specific product, and to find the best, new potential customer for a specific product, thus maximizing the marketing dollars spent and generating a higher return on investment. With data management and artificial intelligence learning, the more information gathered, sales produced, and conversions attributed, the greater the chance the algorithm will have to identify better prospective customers to generate more revenue for the company. This software, the Meta pixel, Twitter Pixel, Google Analytics, and other software requires a great extent of labor and comprehension to facilitate and optimize, which the organization's team is able to achieve on its own. The audiences built from the pixels grant the ability to retarget visitors of the company's websites and individuals that interact with its social media accounts, retarget individuals that have already purchased product or merchandise to prompt them to become repeat customers and create lookalike audiences to target new potential customers that have similar characteristics as existing customers. The system the company has built using Pixel data and audiences, and Google Tag and Analytics, has resulted in the company being able to capture and continuously retarget individuals in its marketing funnel.

The company has sales of tens of thousands of bottles and product placements in over 1650 locations in the United States and Canada, including major retail locations such as Walmart, Costco, Total Wine, and much more. The company has also built a user-friendly system that retailers, bars, and venues can order ROCK'N Vodka directly from the company's website. The orders are automatically sent to distributor partners, and all of the data is tracked and saved for use in digital marketing on social media. The sales have generated hundreds of thousands of dollars in revenue for the Company. The placement of ROCK'N Vodka in over 1650 locations and in major retailers gets the product to consumers and adds to the verifiability and recognizability of the Company.

The Company's relationship with Hard Rock has led to product placement in multiple Hard Rock Casinos across the United States, thousands of bottles in sales, and collaborations resulting in the association of ROCK'N Vodka with the well-established brand. Being featured by the Hard Rock Casinos in Illinois, Iowa, and Oklahoma regularly produces thousands of impressions for ROCK'N Vodka and creates a repeating customer that purchases larger quantities of product at a time. ROCK'N Vodka has also partnered with Rock & Brews, a national restaurant chain, which now features "The California Man" cocktail at all locations, one of the chain's top selling beverages. The company is constantly searching for more partnerships to develop, such as a nationwide partnership progressing with Rock n' Roll Sushi, a vast chain of restaurants with locations spanning the continental United States.

Distribution to various markets is achieved by the partnerships held with Breakthru Beverage in Illinois (the largest distributor in the state), Green Light in Florida (new distributor with the backing of a major investment group and an experienced team), Ben E. Keith Beverages in Texas (the largest Anheuser-Busch distributor in the state), Amroth in California (a technology-focused distributor that handles other Rock n' Roll celebrity spirits such as KISS Cold Gin, Slipknot Whiskey, and Def Leppard Spirits), Savannah Distributing in Georgia (the state's most prominent distributor), Capitol-Husting in Wisconsin (one of the top distributors in the state with affiliated distribution to cover the whole state), LDF Companies in Tulsa, Oklahoma and Capital in Oklahoma City (sister companies that distribute to all areas in their respective markets), Atlantis Bevco in Nevada and Arizona, Brescome Barton in Connecticut (the state's leading distributor), Great Lakes Wine and Spirits in Michigan (the largest distributor in the state), and MJ Liquor in British Columbia and Alberta, Canada. These partnerships allow for the distribution of products in the respective markets, and is necessary for product placements in retail locations. In Iowa, a distributor partner is not needed to sell alcoholic beverages and thus the company is able to sell ROCK'N Vodka through the government in the state. ROCK'N Vodka's partnership with CraftShack allows the product to be sold online and shipped to most states in America. A new partnership with Bevstack has just developed to increase both a retail and e-commerce presence. This makes ROCK'N Vodka more accessible to consumers around the nation, even in states where the product is not directly distributed in retail locations. The online sale of the product is hosted on ROCK'N Vodka's website, thus allowing the company to gather further intellectual property with the use of pixel tracking. Nationwide shipping is increasing the sales of ROCK'N Vodkat as it is available and convenient to more consumers. Sales and revenue were increasing from year to year: $113,502 in 2020, $179,928 in 2021, and $333,207.91 in 2022. Expanding distribution, partnerships, positive brand recognition, and progressive marketing are contributing to the growth of revenue.

2) Brand Recognition Growth

The Company has participated in numerous marketing campaigns. One campaign featured ROCK'N Vodka on every Arachnid

Dartboard in the United States. The Company branded the #99 car in the NASCAR XFINITY Race at Daytona, and the same decorated #99 car became available for play in NASCAR Heat 5 on PlayStation, Xbox, and PC. ROCK'N Vodka was also featured in Bellator MMA with Light-Heavyweight champion contender Corey Anderson. These campaigns generate impressions with different audience demographics. Through these campaigns, dartboard players, NASCAR fans, Bellator MMA fans, players of PlayStation, Xbox, and PC games, and more around the world have been reached. Other celebrities such as Kellindo, Eddie Trunk, and Michael Symon have advocated for the brand on their personal, verified social media pages. This has resulted in ROCK'N Vodka gaining international exposure to millions of people across the world.

ROCK'N Vodka has engaged in various occasions for publicity. The brand was showcased at The Sema Show, the nation's largest automotive show, with original ROCK'N designs on the brand's tin tackers from popular artists across the United States, has participated in trade shows such with the ILBA, TPSA, Mexcor, and Rocky Mountain Wine and Food Festival to obtain product placement in numerous retailers in varying states and provinces, and became the exclusive vodka at festivals such as the Field of Dreamz Country Classic Musical Festival to grow the brand awareness with end-consumers. The company will continue to partake in similar events in markets where the brand has retail distribution as it encourages stores, bars, restaurants, and venues to order ROCK'N Vodka and stimulate shoppers to purchase the product from them.

3) IP Ownership & Other Assets

ROCK'N Vodka has various intellectual properties and assets, including a trademark of the brand, the development of a unique sugar cane vodka recipe, a discernible product appearance, related digital and physical assets, point of sale items, data cache tracking and application, and various licenses, insurances, and registrations. The ownership of these intellectual properties, such as the trademark for the brand in both the United States of America and Canada, protects the Company's use of its assets and protects against infringement and reputation damage from another company. The data management propels cost-effective advertising and growth in sales. The licenses, insurances, and registrations allow for the distribution and protection of the Company and its products in various markets.

The blind taste tests conducted to formulate the recipe of ROCK'N Vodka have shown that a 100% non-GMO sugarcane vodka is preferable to vodkas of other origins. These results are still observable when the product is sampled to new consumers during product demos, known as tastings, at various retailers in different markets. Artist Shannon MacDonald, who has been dubbed "The World's Greatest Beatles Artist" by the Lord Mayor of Liverpool and the city of Liverpool, created the brand's iconic image of Rick Nielsen holding a bottle of ROCK'N Vodka. Shannon MacDonald, who was a connection from Rick Nielsen of Cheap Trick, now regularly creates artwork for the brand and helps promote the product. Most recently the artwork for the brand's collaboration with Zing Zang, the nation's leading Bloody Mary mix, in which ROCK'N and Zing Zang partnered on e-commerce bundles to make ROCK'N the choice of vodka for the mix. Shannon has also created an official color for ROCK'N Vodka, known as "ROCK'N VODKA RED," and is registering the paint with PPG Envirobase, the largest coatings company in the world by revenue. It's a special paint with a red and gold pearl shimmer that has shifting hues which change colors as you walk around it, and is environmentally friendly.

The title of "multi-award-winning" was acquired by receiving the double gold award in the New York International Spirits Competition, double gold for packaging and presentation in the PR%F Awards, double gold for taste in the PR%F awards, silver in the Bartender Spirits Awards, silver in the USA Spirits Ratings, and silver in the San Francisco World Spirits Competition. Of the 1,400+ applicants in the New York International Spirits Competition, ROCK'N Vodka was one of three vodkas to win the double gold award. The judges from the PR%F Awards include the liquor buyers from massive corporations and popular chains, such as Southern Glazers Wine & Spirits, Walmart, Carnival Cruise Lines, Delta Airlines, and more; which means the decision makers for these large companies are familiar with and enjoy ROCK'N Vodka. The ROCK'N team was present at the most recent PR%F Awards event, allowing the brand to make connections with major liquor buyers and establish further sales. Awards from renowned competitions are regarded as proof of quality and good taste, and the association of the awards with ROCK'N Vodka helps promote positive brand recognition and sales of the product.

The partnership with Rush Creek Distilling enables the production and distribution of the product by filtering, bottling, packaging, storing, loading, and shipping the ROCK'N Vodka spirit. Rush Creek has expanded its warehouse by 12,000 square feet and has implemented a new, automated, and modernized bottling system, with a separate bottler for 50mL versions of the product. Without needing to hire more employees or create more shifts, the total production capacity output for ROCK'N Vodka is 72,000 bottles per month. The company has also increased its purchasing of inventory in larger bulk quantities, which has allowed it to fight inflation by reducing production costs and thus reducing its sale price.

The administration team has gained an additional associate and is capable of remotely managing the organization, designing marketing material and merchandise, producing digital video and audio content, effectively marketing content in any territory, meeting with new and existing partners and clients, and selling product and merchandise. ROCK'N Vodka has multiple insurances to cover the company: EPLI, liquor, non-owned auto, directors and officers, intellectual property, and workman's compensation. Every time ROCK'N Vodka opens new markets, the company has to license and insure the product in the state. Premiums may also grow as more markets are opened.

The brand has several physical branded point of sale items throughout each market, including posters, tin tackers, life-size cutouts, wall wraps, window and door clings, bar mats, beverage napkins, bottle openers, shirts, hats, cups, and more. All of these items showcase the brand to both end-consumers and the liquor buyers at retail stores and bars to raise awareness. This marketing complements the digital marketing the brand is executing on Facebook, Instagram, Twitter, YouTube, Google, and other sites. Using Pixel and other collected data, all marketing is targeting the best potential customer of ROCK'N Vodka.

Several news outlets have mentioned and created articles about ROCK'N Vodka, even prominent establishments such as Forbes and Yahoo Finance. These articles serve as evidence that individuals and organizations are attentive to ROCK'N Vodka and are intrigued with learning more about and discussing the brand. This press further improves the SEO development and brand awareness of the Company. Unbiased articles also improve positive brand recognition. Physical billboards, window wraps, door clings, and other points of sale items have been placed throughout the current markets to advertise the brand and the product. These advertisements continue to gain impressions daily and help with the sale of products in retailers, bars, and restaurants. Through product demos, distributor work withs, and international trade shows, the brand has gained numerous product placements and improved consumer sales. These events are held year-round to continue growth development for the Company.

The Market

The global vodka industry is currently estimated at $468B as of 2021 and is projected to grow at a rate of 30.13% and is predicted to reach $609B in revenue by 2025. (1). A key industry trend is that vodka imports into the U.S. have been declining for the past several years which opens the market to domestic companies, especially those with established brand recognition such as ROCK'N Vodka. (2)

Additionally, a majority of the major competitor's vodkas are made from cereal grains such as corn and wheat, or starches such as potatoes, rather than from 100% non-GMO sugar cane. (3). This is a major differentiator from our competitors. On average, 100% sugarcane vodka tends to taste better and is poised to be a new market segment in the upcoming future. (4).

Conclusion

The company's valuation is based on the opinion of management, in consideration of the aforementioned analysis of ROCK'N Vodka's management and technology, brand recognition, current tangible and intangible assets, and market trends.

The Company has set its valuation internally, without the use of a formal third-party evaluation.

Valuation Fully Diluted Disclaimer: The Pre-money valuation has been calculated on a fully diluted basis. The Company has no options, warrants or convertible securities with a right to acquire shares outstanding. In making this calculation, we have assumed all preferred stock is converted to common stock.

Sources

(1)https://www.statista.com/forecasts/1139092/global-spirits-market-value

(2)https://www.statista.com/statistics/466432/us-import-volume-of-vodka/

(3)https://www.statista.com/topics/3741/vodka-industry/#topicHeader__wrapper

(4)https://khor.com/faq/what-is-vodka-made-from

Use of Proceeds

If we raise the Target Offering Amount of $10,002.24, we to use these proceeds as follows:

Platform Fees of 8.5%

Premium Deferred Fee of 76.5%

Marketing expenses of 15%

If the minimum funding goal is met, 15% of the funds will be used in marketing the company's crowdfunding campaign to increase capital acquisition.

If we raise the over allotment amount of $2,953,235.88 we plan to use these proceeds as follows:

Platform Fees of 8.5%

Marketing expenses of 15.0%

Fifteen percent of the capital acquired will be used for marketing the brand. The purpose of marketing will be to increase brand recognition, improve sales, and for capital acquisition. Any advertisements and promotions on social media and other media, production and placement of physical displays, incentives for staff and partners, participation in events, and other support will be considered marketing.

Company Employment of 15.0%

Fifteen percent of the proceeds will be used to hire more employees and issue employee salaries.

Inventory of 6.0%

Six percent of the funds will be used to purchase larger quantities of goods. This will lower the cost of goods sold per unit and allow the company to hold more inventory at any given time period for its various products.

Working Capital of 30.0%

Thirty percent of the funds will be held for working capital. This will ensure that the company will have capital to meet its obligations for more than one year.

Direct Listing of 10%

Ten percent of the funds will be used to take the Company on a Direct Listing platform, such as the OTC. By doing so, the company will be able to sell shares publicly, and investors

Operational expenses of 15.5%

15.5% of the funds will be used to expand and maintain company operations. This may include expenses from offices, vehicles, third party services, and other company assets and activities.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.rocknvodkas.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

1. it is required to file reports under Section 13(a) or Section l5(d) of the Exchange Act;
2. it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;
3. it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;
4. it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.invest.rocknvodkas.com

Investing Process

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Bella Rio
Consulting, Inc.

[See attached]

BELLA RIO CONSULTING, INC. DBA ROCK'N VODKA

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheets. 3

    Statements of Operations 4

    Statements of Changes in Stockholders' Equity 5

    Statements of Cash Flows 6

    Notes to Financial Statements 7



5850 W 3rd St Ste E, #244, Los Angeles, CA 90036
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Bella Rio Consulting, Inc. DBA. ROCK'N Vodka
Belvidere, Illinois

Opinion

We have audited the financial statements of Bella Rio Consulting, Inc. DBA. ROCK'N Vodka (the "Company,"), which comprise the balance sheets as of December 31, 2023, and 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.



5850 W 3rd St Ste E, #244, Los Angeles, CA 90036
www.setapartfinancial.com
213-814-2809

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 19, 2024
Los Angeles, California

BELLA RIO CONSULTING INC. DBA ROCK'N VODKA

BALANCE SHEETS

As of December 31, (USD $ in Dollars)	2023		2022
ASSETS			
Current Assets:			
Cash & cash equivalents	$ 170,465	$	365,334
Accounts receivable	-		23,191
Total current assets	**170,465**		**388,525**
Property and equipment, net	3,581		3,766
Total assets	**$ 174,046**	**$**	**392,291**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities:			
Credit Card	29,351		-
Other current liabilities	-		48
Total current liabilities	**29,351**		**48**
Total liabilities	**$ 29,351**	**$**	**48**
STOCKHOLDERS' EQUITY			
Common Stock, $0 par, 12,000,000 shares authorized, 12,000,000 shares issued and outstanding as of December 31, 2023 and 2022	-		-
Preferred Stock Series A, $0 par, 6,000,000 shares authorized, 6,000,000 shares issued and outstanding as of December 31, 2023 and 2022	-		-
Preferred Stock Series B, $0 par, 2,000,000 shares authorized, 1,103,622 and 364,654 shares issued and outstanding as of December 31, 2023 and 2022	-		-
Additional Paid In Capital	1,342,360		794,686
Retained earnings/(Accumulated Deficit)	(1,197,665)		(402,443)
Total stockholders' equity	**144,695**		**392,243**
Total liabilities and members' equity	**$ 174,046**	**$**	**392,291**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net revenue	$	244,575	$	333,212
Cost of goods sold		166,510		283,969
Gross profit		78,065		49,243
Operating expenses				
General and administrative		829,759		393,045
Sales and marketing		45,902		58,583
Total operating expenses		875,661		451,628
Operating income/(loss)		(797,596)		(402,385)
Interest expense		-		(58)
Other income/(loss)		2,374		-
Income/(Loss) before provision for income taxes		(795,222)		(402,443)
Benefit/(Provision) for income taxes		-		-
Net income/(Net Loss)	$	**(795,222)**	$	**(402,443)**

See accompanying notes to financial statements.

BELLA RIO CONSULTING INC. DBA ROCK'N VODKA
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2023

(USD $ in Dollars, except per share data)	Common Stock Shares	Common Stock Amount	Preferred Stock Series A Shares	Preferred Stock Series A Amount	Preferred Stock Series B Shares	Preferred Stock Series B Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2021	**12,000,000**	**$ -**	**6,000,000**	**$ -**	**-**	**$ -**	**$ 1,001**	**$ (68,142)**	**$ (67,141)**
Issuance of Preferred Stock, net of offering costs	-	-	-	-	364,654	-	793,685	-	793,685
Closing of Accumulated Adjustment Account	-	-	-	-	-	-	-	68,142	68,142
Net income/(loss)	-	-	-	-	-	-	-	(402,443)	(402,443)
Balance—December 31, 2022	12,000,000	$ -	6,000,000	$ -	364,654	$ -	$ 794,686	$ (402,443)	**$ 392,243**
Issuance of Preferred Stock, net of offering costs	-	-	-	-	738,968	-	547,674	-	547,674
Net income/(loss)	-	-	-	-	-	-	-	(795,222)	(795,222)
Balance—December 31, 2023	**12,000,000**	**$ -**	**6,000,000**	**$ -**	**1,103,622**	**$ -**	**$ 1,342,360**	**$ (1,197,665)**	**$ 144,695**

See accompanying notes to financial statements.

BELLA RIO CONSULTING INC. DBA ROCK'N VODKA
STATEMENTS OF CASH FLOWS

As of December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (795,222)	$ (402,443)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation and amortization	185	134
Changes in operating assets and liabilities:		
Account receivable	23,191	(23,191)
Credit card	29,351	-
Other current liabilities	(48)	(932)
Net cash provided/(used) by operating activities	**(742,543)**	**(426,432)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	(3,699)
Net cash used in investing activities	**-**	**(3,699)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from issuance of stock, net of issuance costs	547,674	793,685
Closing of accumulated adjustment account	-	68,142
Borrowing on shareholder loans	-	(66,915)
Net cash provided/(used) by financing activities	**547,674**	**794,912**
Change in cash	(194,869)	364,781
Cash—beginning of year	365,334	553
Cash—end of year	**$ 170,465**	**$ 365,334**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ 58

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Bella Rio Consulting Inc. DBA. ROCK'N Vodka was incorporated on June 29, 2015 in the state of Illinois. The financial statements of Bella Rio Consulting Inc. DBA. ROCK'N Vodka (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Belvidere, Illinois.

ROCK'N Vodka is an award-winning, 100% sugarcane vodka with Rock & Roll Hall of Fame legend Rick Nielsen of Cheap Trick as a co-owner. They are partnered with some of the most iconic brands in the world, including Hard Rock, NASCAR, Arachnid, and more. Their products are gluten-free, non-GMO, organic, and made with no sugar added after the distilling process. They are distributed in multiple state-wide territories and provinces including Washington, California, Illinois, Texas, Georgia, Florida, British Columbia, and Alberta. ROCK'N Vodka is sold to restaurants, bars, and retail stores in every distribution area, and is available to be shipped through e-commerce by ReserveBar and Great American Craft Spirits.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023 the Company's cash & cash equivalents did not exceed FDIC insured limits and as of December 31, 2023 and 2022 the Company's cash & cash equivalents exceeded FDIC insured limits by $0 and $115,334, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU effective January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with*

Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

The Company earns revenues from the sale of its vodka products.

Cost of sales

Costs of goods sold include the cost of goods sold, ingredients, packaging, and supplies.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $45,902 and $58,583, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 19, 2024, which is the date the financial statements were available to be issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, other current liabilities comprise primarily various tax payables while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage.

4.   PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Equipment	$ 5,199	$ 5,199
Property and Equipment, at Cost	**5,199**	**5,199**
Accumulated depreciation	(1,618)	(1,433)
Property and Equipment, Net	$ 3,581	$ 3,766

Depreciation expenses for property and equipment for the years ended December 31, 2023, and 2022 amount to $185 and $134, respectively.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,000,000 shares designated as common stock with no par value and with full and exclusive voting rights. As of both December 31, 2023, and December 31, 2022, 12,000,000 common shares have been issued and outstanding.

Preferred Stock Series A

The Company is authorized to issue 6,000,000 shares designated as preferred series A with no par value and no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner. As of both December 31, 2023, and December 31, 2022, 6,000,000 preferred shares series A have been issued and outstanding, respectively.

Preferred Stock Series B

The Company is authorized to issue 2,000,000 shares designated as preferred series B with no par value and no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner. As of December 31, 2023, and December 31, 2022, 1,103,622 and 364,654 preferred shares series B have been issued and outstanding, respectively.

6. RELATED PARTY TRANSACTIONS

There are no related party transactions.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (242,543)	$ (122,745)
Valuation Allowance	242,543	122,745
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (365,288)	$ (122,745)
Valuation Allowance	365,288	122,745
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,197,665. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through April 10, 2024, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Bella Rio Consulting, Inc.

[See attached]

ROCK'N THE WORLD, ONE SPIRIT AT A TIME

ROCK'N Vodka is a multi-award-winning, non-GMO, and 100% sugarcane spirit available in stores and restaurants across the United States and Canada. Co-owned by Rock n' Roll Hall of Famer Rick Nielsen of Cheap Trick.

Vodka is the #1 Consumed Spirit in the United States, and ROCK'N is on a mission to get to the top!

Price Per Share: $4.00*

Minimum Investment: $331.20*

1700+ Investors

Previously Raised: $2+ Million*

EARLY BIRD BONUS | Receive 15% Bonus Shares When You Invest in the First 24 Hours of Launch! Ends July 28 at 8:00 AM CST



0 1	0 0	0 0	0 0
DAYS	HOURS	MINUTES	SECONDS

INVEST NOW

Offering Circular Form C

Bonus Perks

Investor Education

FEATURED

age Magazine   The Rachael Ray Show   Forbes   NASCAR   MMA   Wikipedia   US Trademark   Canadian 1



Bottle Sales YTD

Locations in North America

of Total Sales as Reorders

Distributed States & Canadian Provinces

WHY INVEST

Co-owned by Rock n' Roll Hall of Famer, Rick Nielsen of Cheap Trick.

Collaborating with Hard Rock Casinos, Rock & Brews, and many other chains, with placements in major retail chains such as Costco, Walmart, Target, Total Wine, Binny's, Spec's, Hy-Vee, Goody Goody, Twin Liquors, and more.

Distributed in 14 retail markets in the United States and nearly all Canadian provinces, with more on the way!

We have a first-right clause with Breakthru Beverage, one of the largest distributors in the United States, and partnerships with other distributors such as Ben E. Keith Beverage, Savannah, Brescome Barton, Great Lakes Wine and Spirits, and others.

We oversubscribed our first crowdfunding raise with over $1 Million in funding and over $100k in commitments from our waitlist, with another $1 Million raised during round 2 of investing! We doubled our retail locations in both 2022 and 2023. Our national re-order rate has increased, meaning that sales are coming from established accounts reordering our product due to

consumer demand.

**Past Performance is Not Indicative of Future Results*



OUR STORY

ROCK'N Vodka's founding team brings together decades of experience in entrepreneurship, branding, and the hospitality industry. This group of pioneers, recognized as influential figures within the service industry, has adeptly opened, managed, and profitably sold numerous businesses. Their keen understanding of effective marketing for spirit brands is deeply rooted in their history of bar and restaurant ownership. Co-owner Rick Nielsen, a celebrated Rock & Roll Hall of Famer, leverages his vast network and massive global fanbase to create unique networking opportunities, boosting the brand's visibility and reach.

Andy, one of the founding members, has an extensive background in the hospitality industry, shaped by his family's businesses in Waukegan, Illinois, and a profound work ethic instilled by his parents. His journey took him from managing a family restaurant to creating a show in Hollywood, where he honed his business and negotiation skills, and eventually moved back to Illinois to expand his entrepreneurial ventures.

In 2019, ROCK'N Vodka was born and sold on shelves for the first time, transforming a vision into a multi-award-winning reality. The brand has gained significant traction through celebrity endorsements and strategic partnerships, including Rick Nielsen's influence, which has significantly propelled the brand's popularity through social media engagements and high-profile promotional events.

The Mindmap

Discover the incredible journey of how a small company rapidly transformed into an emerging, award-winning brand, joining forces with a Rock n' Roll Hall of Famer and achieving tens of thousands of bottle sales in just under four years. Our video answers all of the reasons of who, what, when, where, and why ROCK'N Vodka has grown so fast in such a short period of time. Investing in ROCK'N Vodka goes beyond acquiring a visually appealing bottle with a delightful spirit – it means becoming part of a brand consistently hailed as "trendsetting," "game-changing," and "ground-breaking" by distributor partners. Delve into our "Mindmap" to explore the diverse topics propelling the continuous expansion of ROCK'N Vodka, encompassing technology, systems, data, intellectual property, partnerships, and our dedicated team.

What distinguishes us and positions us as a formidable force operating like a major corporation is our adept use of cutting-edge technology and the development of proprietary systems. Every intricate piece is seamlessly integrated into the ROCK'N Vodka puzzle. If you're contemplating an investment, we strongly recommend watching this video to witness how ROCK'N Vodka strategically employs its resources to sustain and propel further growth.

FEATURED

age Magazine The Rachael Ray Show Forbes NASCAR MMA Wikipedia US Trademark Canadian T

The Spirit That Thinks Outside the Box

We make a fun and unique vodka that grabs the attention of consumers by using 100% non-GMO and gluten free sugar cane. Founders Andy and Isabelle tried different mixtures of vodka to come up with a unique product. After tasting a 50/50 mix of wheat and sugarcane, Isabelle wanted to try sugarcane on its own, and after hosting blind taste tests between ROCK'N Vodka and other vodkas at their restaurants, where the recipe of a 100% sugarcane vodka won time and time again, ROCK'N Vodka was born!

Watch the full story behind its recipe below:

The Market

Vodka remains the **#1 sold spirit category** in the United States, putting ROCK'N Vodka in a

$49.7 Billion industry

with revenue expecting to grow by 2.60% annually through 2028.

Revenue in the Vodka Market has been steadily increasing over recent years by billions of dollars.

74% of the vodka category is taken up by private labels and other brands, where ROCK'N Vodka fits in.

Most vodkas in the market are distilled from corn, wheat, or potato, **making ROCK'N Vodka a rare subclass** of product within the industry.

Global Combined Industry Revenue History and Estimates *(as of June 2024)*

View Sources →

KISS AND
DEF LEPPARD

Our company represents the Drink It Up by KISS and Def Leppard Gin portfolio through our partnership with Amroth, the exclusive supplier of these products in the United States.

This partnership provides our company with access to additional products to sell nationally and earn revenue from. We are also able to craft unique promotions, such as the bundle selling ROCK'N Vodka, KISS Black Diamond, and Def Leppard Rocket through e-commerce.

Shannon MacDonald, donned The World's Greatest Beatles artist by the Lord Mayor of Liverpool, is a partner of ROCK'N Vodka and has created several unique paintings: The iconic image of Rick Nielsen holding a bottle of ROCK'N (depicted below), the KISS and Def Leppard bundle (depicted left)

ROCK'N Vodka does not own the KISS or Def Leppard Spirit Brands, and investing in the company does not garner ownership over partnered companies.



Rick Nielsen bottle signing events are officially fully booked out until 2025 due to high demand! Retailers across the country have shown great interest in hosting

Rick Nielsen ROCK'N Vodka bottle signings, knowing that we can attract hundreds of customers and boost sales in just a three hour event. The marketing efforts for these events have been so successful that many stores are clamoring to participate.

However, with Rick's schedule filled with Cheap Trick tour dates and other ROCK'N events, we're no longer accepting additional bookings for 2024, and all new requests are being pushed back to 2025.

You can view all of our previous bottle signing event videos and photo albums in the links below:

Texas Trade Show
Trade Show to Get New Retail Accounts - With Rick Nielsen and Team

Hard Rock Rockford
VIP Grand Opening with ROCK'N on Feature

Illinois Liquor Board
Rick Nielsen Meeting with Illinois Retailers to Get Sales

Hard Rock Sioux City
Rick Nielsen Bottle Signing at Brand Champion Account: Hard Rock Sioux City

Antioch Fine Wines
First Rick Nielsen Bottle Signing at a Retailer

Heinen's Lake Bluff
Rick Nielsen Bottle Signing at Heinen's

Hard Rock Tulsa
Rick Nielsen Signing at Brand Champion Account: Hard Rock Tulsa

Rock & Brews Braman
First Bottle Signing at New National Chain Partner: Rock & Brews

Rookies Rochaus
Rick Nielsen Bottle Signing and The Rusted Hearts Live Performance

Show More

FEATURED

age Magazine   The Rachael Ray Show   Forbes   NASCAR   MMA   Wikipedia   US Trademark   Canadian T



Discover ROCK'N Vodka's custom cocktails, including ones crafted by The Rachael Ray Show, The Angry Bartender, and our fans!



WHERE IT ALL BEGAN

THE TEAM

Rick Nielsen

Jandell Manguerra

O.D. Patton III

Bobby Spentzos

Ilija Timotijevic

Shannon MacDonald

BONUS PERKS



Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

*All perks occur when the offering is completed.

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Email Contact: contact@rocknvodkas.com

Sources:

1. https://www.thespiritsbusiness.com/2024/02/top-five-spirits-categories-by-volume-in-us/#:~:text=Vodka,selling%20spirits%20category%20by%20volume,
2. https://www.statista.com/outlook/cmo/alcoholic-drinks/spirits/vodka/worldwide
3. https://www.forbes.com/sites/joemicallef/2021/05/18/the-new-york-international-spirits-competition-announces-2021-medalists/?sh=18652f4f3918
4. https://usaspiritsratings.com/en/competition-certificates/2022/silver-medal/2032/
5. https://bartenderspiritsawards.com/en/competition-certificates/2022/silver-medal/1945/
6. https://proofawards.com/2023-results/



OFFICE OF THE SECRETARY OF STATE

JESSE WHITE-Secretary of State

7024-972-3
APRIL 1, 2022

JASON H. ROCK
6833 STALTER DRIVE
ROCKFORD, IL 61108

RE BELLA RIO CONSULTING, INC.

DEAR SIR OR MADAM:

ENCLOSED YOU WILL FIND THE ARTICLES OF AMENDMENT FOR THE ABOVE NAMED
CORPORATION.

FEES IN THIS CONNECTION HAVE BEEN RECEIVED AND CREDITED.

SINCERELY,

JESSE WHITE
SECRETARY OF STATE
DEPARTMENT OF BUSINESS SERVICES
CORPORATION DIVISION
TELEPHONE (217) 782-6961

FORM **BCA 10.30** (rev Dec 2003)
ARTICLES OF AMENDMENT
Business Corporation Act

Secretary of State
Department of Business Services
501 S Second St , Rm 350
Springfield, IL 62756
217-782-1832
www.ilsos.gov


CD0443996

FILED

APR 01 2022

JESSE WHITE
SECRETARY OF STATE

FILE #: 70249723

MAP

FEE: $50.00

File # __70249723__   Filing Fee $50   Approved _____

———— Submit in duplicate ———— Type or Print clearly in black ink ———— Do not write above this line ————

1   Corporate Name (**See Note 1 on page 4.**) Bella Rio Consulting, Inc.

2   Manner of Adoption of Amendment
The following amendment to the Articles of Incorporation was adopted on __March 31__, __2022__
in the manner indicated below   Month Day   Year

Mark an "X" in one box only

❏ By a majority of the incorporators, provided no directors were named in the Articles of Incorporation and no directors
have been elected (**See Note 2 on page 4.**)

❏ By a majority of the board of directors, in accordance with Section 10 10 the Corporation having issued no shares
as of the time of adoption of this amendment (**See Note 2 on page 4.**)

❏ By a majority of the board of directors, in accordance with Section 10 15, shares having been issued but shareholder
action not being required for the adoption of the amendment (**See Note 3 on page 4**)

❏ By the shareholders, in accordance with Section 10 20, a resolution of the board of directors having been duly adopted
and submitted to the shareholders At a meeting of shareholders, not less than the minimum number of votes required
by statute and by the Articles of Incorporation were voted in favor of the amendment (**See Note 4 on page 4**)

☑ By the shareholders, in accordance with Sections 10 20 and 7 10, a resolution of the board of directors having been
duly adopted and submitted to the shareholders A consent in writing has been signed by shareholders having not less
than the minimum number of votes required by statute and by the Articles of Incorporation Shareholders who have not
consented in writing have been given notice in accordance with Section 7 10 (**See Notes 4 and 5 on page 4.**)

❏ By the shareholders, in accordance with Section 10 20, a resolution of the board of directors having been duly adopted and submitted to the shareholders A consent in writing has been signed by all the shareholders entitled to vote
on this amendment (**See Note 5 on page 4**)

3   Text of Amendment
a   When amendment effects a name change, insert the New Corporate Name below Use page 2 for all other amend-
ments
Article I Name of the Corporation _____
                                                                                               New Name

(All changes other than name include on page 2.)

Text of Amendment

b If amendment affects the corporate purpose, the amended purpose is required to be set forth in its entirety
For more space, attach additional sheets of this size.

Article 4 of the Articles of Incorporation is amended as follows

4 Paragraph 1 - Authorized Shares, Issued Shares and Consideration Received

Class	Par Value	Number of Shares Authorized
COMMON	0 0000	12,000,000
PREFERRED SERIES A	0 0000	6,000,000
PREFERRED SERIES B	0 0000	2,000,000

Paragraph 2 - The preferences, qualifications, limitations and special or relative rights in respect of the shares of each class are

COMMON shareholders will have full and exclusive voting rights under the Illinois Business Corporations Act of 1983, as amended from time to time, the Bella Rio By-Laws, as amended from time to time, and Illinois law The Common shares will have no par value The transfer and sale of all Common shares remain subject to, restricted by and limited under the terms of a certain Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof

PREFERRED SERIES A shareholders shall have no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner The Preferred Series A shares will have no par value The transfer and sale of all Preferred Series A shares are not subject to, restricted by or limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof Special Series A shares cannot be sold, transferred, gifted or assigned for a period of twelve months from the date of issuance unless otherwise authorized by unanimous vote of the Bella Rio Board of Directors

PREFERRED SERIES B shareholders shall have no voting rights, no dividend rights, no anti-dissolution rights, no preemptive rights, no cumulative rights, no rights of first refusal, and no special liquidation rights in any manner The Preferred Series B shares will have no par value The transfer and sale of all Preferred Series B shares are not subject to, restricted by or limited under the terms of the Bella Rio Shareholder Agreement dated December 26, 2019, including any modification, amendment or replacement thereof Preferred Series B shares of Bella Rio may be purchased, sold and transferred without restriction or limitation except with regard to terms and conditions set forth by StartEngine for Bella Rio Preferred Series B shares sold pursuant to any written agreement between Bella Rio and StartEngine

4 The manner, if not set forth in Article 3b, in which any exchange, reclassification or cancellation of issued shares, or a reduction of the number of authorized shares of any class below the number of issued shares of that class, provided for or effected by this amendment, is as follows (If not applicable, insert "No change")

No change

5 a The manner, if not set forth in Article 3b, in which said amendment effects a change in the amount of paid-in capital is as follows (if not applicable, insert "No change")
(Paid-in capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts)

No change

b The amount of paid-in capital as changed by this amendment is as follows (if not applicable, insert "No change")
(Paid-in Capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts)
(See Note 6 on page 4.)

	Before Amendment	After Amendment
Paid-in Cap tal	$_____No change_	$_____No change_

Complete either Item 6 or Item 7 below. All signatures must be in BLACK INK.

6 The undersigned Corporation has caused this statement to be signed by a duly authorized officer who affirms, under penalties of perjury, that the facts stated herein are true and correct

Dated ____March 30____ , 2022   ____Bella Rio Consulting, Inc____
      Month & Day   Year   Exact Name of Corporation

_____
Any Authorized Officer's Signature

____Isabelle Roiniotis, President____
Name and Title (type or print)

7 If amendment is authorized pursuant to Section 10 10 by the incorporators, the incorporators must sign below, and type or print name and title

OR

If amendment is authorized by the directors pursuant to Section 10 10 and there are no officers, a majority of the directors, or such directors as may be designated by the board, must sign below, and type or print name and title

The undersigned affirms, under penalties of perjury, that the facts stated herein are true and correct

Dated _____ , _____
      Month & Day   Year

_____   _____

_____   _____

_____   _____

_____   _____